20010320

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66981

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GroupArgent Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Broad Street - Suite 3203
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hopkins — 603-216-8933
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates
(Name - if individual, state last, first, middle name)

11 Broadway - Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
FEB 27 2020
Washington, DC

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DB

GROUPARGENT SECURITIES, LLC

CONTENTS

OATH OR AFFIRMATION

I, Pierre-Georges Roy, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of GroupArgent Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Director
Title

Subscribed and sworn
to before me
this 24 day of February, 2020

Notary Public

EDWARD K. XU
NOTARY PUBLIC-STATE OF NEW YORK
No. 01XU5038275
Qualified in New York County
My Commission Expires 01-23-2023

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
GroupArgent Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GroupArgent Securities, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as GroupArgent Securities, LLC's auditor since 2016.

New York, NY

February 21, 2020

GROUPARGENT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

ASSETS		
Cash and cash equivalents	$	116,393
Due from Parent		177,481
Accounts receivable		43,546
Prepaid expenses		921
Security deposit		1,000
TOTAL ASSETS	$	339,341

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses	$	972
TOTAL LIABILITIES		972
MEMBER'S EQUITY		338,369
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	339,341

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

GroupArgent Securities, LLC (the Company) was organized in New York in April 2005, and is a wholly owned subsidiary of GroupArgent, LLC (the Parent). The Company is a broker dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA, and Securities Investor Protection Corporation - SIPC. The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(i) of the Rule.

The Company is engaged in the business of private placements, strategic advisory services and mergers and acquisitions to a select group of customers. The Company holds no customer funds or securities and does not participate in underwriting of securities. The financial statements reflect its own principal transactions and activities.

2. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The following is a summary of significant accounting principles used in preparing the financial statements:

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

At December 31, 2019, cash includes amounts on hand and on deposit at financial institutions.

Revenue Recognition

Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

2 Summary of Significant Accounting Policies (continued)

Accounts Receivable

The Company recognizes revenue from placement fees, success fees and other service fees in the period they are earned and are reasonably assured as collectible. Accounts Receivable are reviewed periodically. The Company has not made provisions for bad debt expense or any amount of allowance for uncollectable accounts at year-end since it has determined that there is no need for any write-offs.

IncomeTaxes

No provision for federal or state income taxes have been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the Parent.

The authoritative guidance issued by the Financial Accounting Standards Board requires management to determine whether it is more likely than not that, a tax position will be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. Tax penalties and interest, if any, would be accrued as incurred and would be recorded on the statement of operations. The Parent files tax returns as prescribed by the tax laws of the jurisdiction in which it operates. As of December 31, 2019, the Parent's U.S. federal return and state returns for the years 2015 onward are open under the normal statute of limitations. As of December 31, 2019, the Parent did not have any unrecognized tax liabilities on behalf of the Company.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1),which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $115,421, which was $110,421 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0 to 1.

Advances to affiliates, contributions and distributions and other withdrawals are subject to certain notifications and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption.

4. Concentrations and Economic Dependency

The Company's revenues are related to fees collected and there is no assurance of future revenues from these funds. Three customers accounted for 86% of revenues in 2019.

The Company maintains its cash in bank and financial institutions deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2019. As of December 31, 2019, there were no cash equivalent balances held in any account that were not fully insured.

5. Fair Value of Financial Instruments

Cash and cash equivalents are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

6. Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(3)(2), the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2019, the Company was in compliance with this rule.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2019 or during the year then ended.

7. Related Party Transactions

The Company has an expense sharing agreement with the Parent to share the personnel, administrative service and use of office space related to the Company's operation. In 2019 the total allocated expenses of approximately $1,918,000 and the Company paid to its Parent company approximately $2,093,000 for allocated expenses. As of December 31, 2019, the Parent owed the Company $177,481.

GroupArgent Securities, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2019